EXHIBIT 4.45

New Leaf Brands, Inc.
Term Sheet for Offering of Senior Secured Original Issue Discount Notes

The purpose of this term sheet is to set forth the indicative terms pursuant to which, subject to certain conditions set forth herein, certain selected investors (the “Investor”) would purchase certain securities of New Leaf Brands, Inc. (the “Company”).  The terms and conditions set forth herein are subject to change and this term sheet does not constitute an offer. The issuance and sale of such securities is subject to completion of due diligence to the Investor’s satisfaction, the preparation of definitive documentation to effect the transaction that is mutually satisfactory to each party and, in the case of the Investor, that the Investor shall have determined that subsequent to the date hereof and prior to the closing of the transaction, there shall have been no material adverse developments relating to the business, assets, operations, properties, condition (financial or otherwise) or prospects of the Company and its subsidiaries, taken as a whole.  Neither this Term Sheet nor any discussion or negotiation of the proposed transaction constitutes an agreement or obligation on the part of any person to purchase securities of the Company or enter into any agreement to purchase securities of the Company.

Securities:	Senior Secured OID of New Leaf Brands, Inc. NLEF (the “Company”)

Principal Amount:	Up to $300,000

Term:	Six (6) months after issue date (the “Maturity Date”)

Purpose:	Working capital pending (a) Qualified Offering or (b) sale of the Company/ Assets.

Principal Amount:	Up to $340,909. (calculated using original issue discount of 12%)

Par Value:	$1,000.00 U.S.

OID :	The notes are being offered at a Original Issue Discount of 12%( $880.00 Purchase price per $1000.00 of notes)

Closing:	Upon execution of definitive documentation

Investor(s)	Selected accredited investors (the “Investor(s)”).

Repayment Terms:	Principal and interest payable upon maturity.

Collateral
First priority perfected security position on all Company assets including general intangibles (including trademarks, formulations, customer lists)  and all accounts receivables, fixed assets, inventory (all raw, work in progress and finished goods including labels) present and hereafter acquired.

Agreement:	The investor agrees to subordinate all rights to all Accounts Receivable and Inventory to Present and Future Factoring and/or Purchase Order Financing.

Subordination Agreement:	The investor agrees to subordinate all rights to all Accounts Receivable and Inventory to Present and Future Factoring and/or Purchase Order Financing.

Source Of Repayment:
●	Available Cash Flow.
●	Asset Sale.
●	Future Financing.

Amendments:	The notes may be amended upon the written consent of holders of at least 51% of the outstanding notes.

Fees/Expenses:	The Company shall pay all legal fees associated with the preparation of definitive documents for this Transaction. .

[SIGNATURE PAGE TO FOLLOW]

New Leaf Brands, Inc.

Date: ________________	By:
Name: David Tsiang
Title: Chief Financial Officer

[INVESTOR]

Date: ________________	By:
Name:
Title:

Amount Of Financing _____
July ____, 2011